August 31, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn: Robert S. Littlepage
Lisa Etheredge

Re: Cognyte Software Ltd.
Form 20-F for the Fiscal Year Ended January 31, 2022
File No. 001-39829

Dear Ladies and Gentlemen:

We are writing to submit the response of Cognyte Software Ltd. to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 20-F contained in the Staff’s letter dated August 18, 2022.

Set forth below is the Company’s response to the Staff’s comment. The Company’s response below is preceded by the Staff’s comment for ease of reference.

Form 20-F for the Fiscal Year Ended January 31, 2022
Risk Factors

We have been subject to claims by third parties..., page 4

1.We note your disclosure on page 4 that Meta's allegations that some of your solutions interfaced with Facebook and Instagram in a way that violated their terms of use. You disclose that Meta requested that you cease data collection from its social platforms. We also note that in response to these allegations, you made modifications to certain features of your solutions. Please tell us and revise your future filings to clarify if you ceased collecting data as requested and if not, why not. Please also revise to clarify the extent to which these claims had any material impact to your business, including your results of operations or financial condition.

Response:

As we conveyed in our Form 20-F for the Fiscal Year Ended January 31, 2022, in December 2021, Meta Platforms Inc., or Meta, issued a report alleging that certain solutions offered by us that interface with Facebook and Instagram platforms violate their terms of use. In response, we implemented technical measures that were designed to ensure that our customers do not use our products to interface with Facebook and Instagram. We believe that those measures adequately address Meta’s allegations, however, there can be no assurance that Meta or another third party will not assert legal claims against us or our customers in the future. To the extent this matter remains a risk factor in the future, we will address in our disclosure whether it had or is anticipated to have any material impact on our business, operations, or financial condition.

In addition, the Company confirms that neither the allegations nor the modifications to the Company’s practices had a material impact on the Company’s business, including its results of operations or financial condition. The Company will include such disclosure, or an update to it, in its future annual filings.

* * *

Please do not hesitate to contact the undersigned with any questions or comments regarding this letter.

Sincerely,

/s/David Abadi
Chief Financial Officer
Cognyte Software Ltd.